Exhibit 12

SPRINGLEAF FINANCE CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

(dollars in thousands)
Three Months Ended March 31,	2013	2012

Earnings:
Loss before benefit from income taxes	$(8,961)	$(72,031)
Interest expense	227,101	280,580
Implicit interest in rents	2,466	4,688
Total earnings	$220,606	$213,237

Fixed charges:
Interest expense	$227,101	$280,580
Implicit interest in rents	2,466	4,688
Total fixed charges	$229,567	$285,268

Ratio of earnings to fixed charges*	0.96	0.75

*            Earnings did not cover total fixed charges by $9.0 million for the three months ended March 31, 2013 and $72.0 million for the three months ended March 31, 2012.

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